UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder
Rule 13e-3 Transaction Statement under Section 13(e) of the
Securities Exchange Act of 1934
(Amendment No. ___)
DIGITAL LIGHTWAVE, INC.

(Name of Issuer)
OPTEL ACQUISITION CORP.
OPTEL CAPITAL, LLC
ZG NEVADA LIMITED PARTNERSHIP
ZG NEVADA, INC.
DR. BRYAN J. ZWAN
AL ZWAN

(Names of Filing Persons (Offeror))
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
253855 10 0

(CUSIP Number of Class of Securities)
Al Zwan
Optel Acquisition Corp.
c/o Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
Attn: Louis D. Soto, Esq.
(650) 614-7400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Louis D. Soto, Esq.
Orrick, Herrington & Sutcliffe LLP
1000 Marsh Road
Menlo Park, California 94025
This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☑	d.	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,252,203	$69.87

*	The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of the Issuer (other than the 232,722,523 shares already beneficially owned by the Filing Persons) at a purchase price of $0.055 in cash per share. There were 22,767,324 shares of Common Stock of Digital Lightwave, Inc. outstanding that were not beneficially owned by the Filing Persons as of October 13, 2009.

**	The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Exchange Act. The fee is calculated by multiplying the transaction valuation by .00005580.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 -i-

SUMMARY TERM SHEET
This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the “going private” merger involving Digital Lightwave, Inc. (“DIGL”) and Optel Acquisition Corp. (“Optel Acquisition”), how it affects you, what your rights are with respect to the merger as a stockholder of DIGL and the position of the people (other than DIGL and Optel Acquisition) listed on the cover of the Schedule 13E-3 above the caption “Name of Persons Filing Statement,” who are referred to herein as the “Filing Persons,” on the fairness of the merger to you.
Purposes of the Merger.
Immediately prior to the merger discussed below, Optel Acquisition, a newly formed Delaware corporation created by the Filing Persons, will hold approximately 91.1% of the outstanding shares of DIGL common stock. Optel Acquisition will receive such ownership pursuant to the terms of a contribution agreement (the “Contribution Agreement”), by and among Optel Acquisition, ZG Limited Partnership, a Nevada limited partnership (“ZG Partnership”), and Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”), dated October 14, 2009. A copy of the Contribution Agreement has been filed as an exhibit to this Schedule 13E-3. The Filing Persons intend to cause Optel Acquisition to merge with and into DIGL, with DIGL continuing as the surviving corporation, as a means of acquiring all of the other shares of DIGL common stock not owned directly or indirectly by any of the Filing Persons and providing a source of immediate liquidity to those holders of those shares of DIGL common stock (the “Public Stockholders”). Following the Merger, Optel Capital, pursuant to the terms of the Contribution Agreement, will own 100% of the common stock of DIGL.
Principal Terms of the Merger.
The Merger
Optel Acquisition is a newly formed Delaware corporation created by the Filing Persons for the purpose of causing a short-form merger with and into DIGL. Pursuant to SEC rules, the Filing Persons are obligated to distribute this Schedule 13E-3 to the Public Stockholders. Upon the contribution by ZG Partnership and Optel Capital of their shares of DIGL common stock to Optel Acquisition, Optel Acquisition will hold approximately 91.1% of the outstanding shares of DIGL. At any time beginning at least 31 days following the date of the filing of this Schedule 13E-3, or such later time as may be required to comply with Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and all other applicable laws, the Filing Persons will cause Optel Acquisition to merge with and into DIGL in a “short form” merger (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”). Optel Acquisition does not intend to enter into a merger agreement with DIGL or to seek the approval of the board of directors of DIGL for the Merger. Under the DGCL, no action is required by the board of directors of DIGL or the stockholders of DIGL, other than Optel Acquisition, for the Merger to become effective. Holders of DIGL common stock will not be entitled to vote their shares of DIGL common stock with respect to the Merger, but will be entitled to certain appraisal rights under DGCL. Common stock of DIGL constitutes the only class of capital stock of DIGL that, in the absence of Section 253 of the DGCL, would be entitled to vote on the Merger. DIGL will be the surviving corporation in the Merger.
Merger Price
Upon the effectiveness of the Merger (the “Effective Date”), each share of DIGL common stock held by the Public Stockholders will be cancelled and automatically converted into the right to receive $0.055 in cash, without interest (the “Merger Price”).
DIGL Shares Outstanding; Ownership by the Filing Persons
As reported by DIGL in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, a total of 255,489,847 shares of DIGL common stock were outstanding. As of October 12, 2009, the Filing Persons were, in the aggregate, the beneficial owners of 232,722,523 shares of DIGL common stock or approximately 91.1% of the outstanding shares of DIGL common stock. As of June 30, 2009, DIGL had options to purchase 1,950,000 shares outstanding under the Digital Lightwave, Inc., 2001 Stock Option Plan. Any unexercised options issued under the 2001 Stock Option Plan will not be assumed by the surviving corporation after the Merger.

The weighted average exercise price of the outstanding options under the 2001 Stock Option Plan is $1.59; accordingly, the Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date.
Payment for Shares
Optel Acquisition will pay you for your shares of DIGL common stock promptly following the Effective Date of the Merger. Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and Appraisal Rights and a Letter of Transmittal, that will be mailed to stockholders of record of DIGL within 10 calendar days of the Effective Date. Those documents should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending the Paying Agent identified in the Notice of Merger and Appraisal Rights and a Letter of Transmittal your stock certificates with a properly signed Letter of Transmittal will waive your appraisal rights described below. See Item 4 “Terms of the Transaction” beginning on Page 19 of this Schedule 13E-3.
Source and Amount of Funds
The total amount of funds expected to be required by Optel Acquisition to pay the Merger Price for the DIGL common stock held by the Public Stockholders in the Merger, and to pay related fees and expenses, is estimated to be approximately $1.5 million. Optel Acquisition will obtain the necessary funds from the Filing Persons. Because the Filing Persons intend to provide the necessary funding for the merger, Optel Acquisition has not arranged for any alternative financing arrangements.
Parties to the Merger.
“Filing Persons” refers to the following entities and individuals, each of whom is described in more detail in Item 3 “Identity and Background of Filing Persons” beginning on page 17 of this Schedule 13E-3:
•	Optel Acquisition Corp.;

•	Optel Capital, LLC;

•	ZG Nevada Limited Partnership;

•	ZG Nevada, Inc.;

•	Al Zwan; and

•	Dr. Bryan J. Zwan.
Optel Acquisition Corp. (“Optel Acquisition”) is a newly created Delaware corporation formed solely for the purpose of effecting the Merger. Upon contribution of the shares of DIGL common stock by Optel Capital and ZG Partnership pursuant to the terms of the Contribution Agreement, (i) Optel Capital will be the sole stockholder of Optel Acquisition, and (ii) Optel Acquisition will be deemed to be the beneficial owner of 232,722,523 shares, or approximately 91.1% of the outstanding shares of DIGL common stock. Following the Merger, Optel Capital will own 100% of DIGL common stock. Al Zwan is the sole director and President of Optel Acquisition.
Optel Capital, LLC (“Optel Capital”) is a limited liability company formed under the laws of the State of Delaware. Optel Capital may be deemed to be the beneficial owner of approximately 232,722,523 shares, or approximately 91.1% of the outstanding shares of DIGL common stock as of October 9, 2009. Dr. Zwan is the sole member of Optel Capital. Al Zwan is the sole Manager and the President of Optel Capital. Following the consummation of the contributions contemplated by the Contribution Agreement, Optel Capital will be the sole stockholder of Optel Acquisition.
Al Zwan’s principal occupation is President of Optel Capital, and principal of other investment entities affiliated with the Filing Persons. Mr. Zwan may be deemed to be the beneficial owner of 232,722,523 shares of DIGL’s common stock, or approximately 91.1% of the outstanding shares of DIGL common stock as of October 9, 2009. Al Zwan is the brother of Dr. Zwan.
Dr. Bryan J. Zwan’s principal occupation is Chairman of the Board of DIGL. He has been a private investor since 2002. Dr. Zwan may be deemed to be the beneficial owner of 232,722,523 shares or approximately 91.1% of the outstanding shares of DIGL common stock.
ZG Nevada Limited Partnership (“ZG Partnership”) is a Nevada limited partnership. ZG Nevada, Inc. (“ZG Inc.”) is the sole general partner of ZG Partnership and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder, director, and president of ZG Inc. Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 11,518,750 shares of DIGL common stock immediately prior to the consummation of the Merger.
The Filing Persons’ Position on the Fairness of the Merger
Each Filing Person has concluded that the Merger is both substantively and procedurally fair to the Public Stockholders of DIGL, based primarily on the following factors:
•	The Merger will enable the Public Stockholders of DIGL to receive (without the payment of any brokerage fees or commissions, and without being subject to any financing condition) cash for their shares of DIGL common stock. The Merger Price, at $0.055 per share, is equal to the last trade price of DIGL common stock on October 13, 2009, the day prior to the filing of this Schedule 13E-3. In addition, the Merger Price represents an approximate 10% premium to the 15-day and the 30-day volume weighted average trading price as of the date immediately prior to filing this Schedule 13E-3.

•	The average daily trading volume for shares of DIGL common stock for the three-month period ended October 13, 2009, the last date on which DIGL common stock traded prior to the filing date of this Schedule 13E-3, was approximately 22,025 shares, which is a limited trading volume; shares of DIGL common stock have limited liquidity for the Public Stockholders and it may be difficult for the Public Stockholders to currently sell significant blocks of DIGL common stock without adversely impacting the trading price.

•	DIGL will no longer be subject to the costly reporting and other disclosure requirements of the Securities Exchange Act of 1934, including those instituted under the Sarbanes-Oxley Act of 2002.

•	Public Stockholders are entitled to exercise appraisal rights and demand “fair value” for their shares of DIGL common stock as determined by the Delaware Court of Chancery, which may be determined to be more or less than the cash amount offered in the merger. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 13 and 19, respectively, of this Schedule 13E-3.

•	The Merger will enable DIGL to minimize the possibility of DIGL filing for bankruptcy or seeking similar protection from its creditors. If Optel Capital does not agree or DIGL is not able to restructure its indebtedness in the future, or if DIGL is unable to meet its obligations to Optel Capital or its other creditors, Optel Capital or DIGL’s other creditors may seek legal remedies, including filing a petition for involuntary bankruptcy, or DIGL may elect to seek relief by filing a voluntary bankruptcy petition. Given the scope of DIGL’s indebtedness, it is unlikely that the Public Stockholders would receive much, if any, cash consideration from such an event. The Merger will enable the Public Stockholders to receive immediate cash for their shares of DIGL common stock.
See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 13 of this Schedule 13E-3.
Consequences of the Merger
Completion of the merger will have the following effects:
•	DIGL will be a privately-held corporation, with Optel Capital owning all of the common stock in DIGL.

•	Subject to the exercise of statutory appraisal rights, each of your shares of DIGL common stock will be converted into the right to receive $0.055 per share in cash, without interest.
•	Only Optel Capital will have the opportunity to participate in the future earnings and growth, if any, of DIGL. Similarly, only Optel Capital will face the risk of losses generated by DIGL’s operations or the decline in value of DIGL after the Merger.
•	The shares of DIGL common stock will no longer be publicly traded. In addition, DIGL will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of going private disclosure contained in this Schedule 13E-3.
Appraisal Rights
You have a statutory right to dissent from the Merger and demand payment of the fair value of your shares of DIGL common stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the date of the Merger. This value may be more or less than the $0.055 per share in cash consideration offered in the Merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Merger and Appraisal Rights and a Letter of Transmittal and otherwise comply with the procedures for exercising appraisal rights in the DGCL. The statutory right of dissent is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 of the DGCL is attached as Exhibit (f) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on Page 19 of this Schedule 13E-3.
Where You Can Find More Information
More information regarding DIGL is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 16 and 17, respectively, of this Schedule 13E-3.

INTRODUCTION
This Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed by Optel Acquisition Corp., a Delaware corporation (“Optel Acquisition”), ZG Nevada Limited Partnership, a Nevada limited partnership (“ZG Partnership”), ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”), Dr. Bryan J. Zwan, an individual (“Dr. Zwan”), Al Zwan, an individual (“Al Zwan”), and Optel Capital, LLC, a Delaware limited liability company, (“Optel Capital”) (collectively, the “Filing Persons”), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. This Schedule 13E-3 is being filed in connection with the proposed short-form merger (the “Merger”) of Optel Acquisition with and into Digital Lightwave, Inc., a Delaware corporation (“DIGL”), pursuant to Section 253 of the Delaware General Corporation Law (the “DGCL”). The effective date (the “Effective Date”) of the Merger is expected to occur 31 days following the date of the filing of this Schedule 13E-3, or such later date as may be required to comply with Rule 13e-3 under the Exchange Act and all other applicable laws.
As of June 30, 2009, DIGL had options to purchase 1,950,000 shares outstanding under the Digital Lightwave, Inc., 2001 Stock Option Plan. None of the Filing Persons holds any options under the Digital Lightwave, Inc. 2001 Stock Option Plan.
As reported in DIGL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, there are 255,489,847 shares of DIGL common stock, $0.0001 par value per share (the “Shares”) issued and outstanding. Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 Shares, or approximately 91.1% of the total Shares outstanding, to Optel Acquisition pursuant to the terms of the Contribution Agreement entered into by the parties on October 14, 2009. The Contribution Agreement has been filed as an exhibit to this Schedule 13E-3. On the Effective Date, Optel Acquisition intends to acquire all of the Shares that Optel Acquisition does not then directly or indirectly own through the Merger.
Upon the consummation of the Merger, each outstanding Share (other than Shares held by Optel Acquisition and stockholders of DIGL who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive $0.055 per Share in cash (the “Merger Price”), without interest, upon surrender of the certificate for such Share to the paying agent (the “Paying Agent”) identified in the Notice of Merger and Appraisal Rights and a Letter of Transmittal. Such notice will be mailed to stockholders of DIGL as of the Effective Date within 10 calendar days following the Effective Date. The notice will include, among other things, instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights. These documents should be read carefully.
Under the DGCL, no action is required by the board of directors or the stockholders of DIGL, other than Optel Acquisition, for the Merger to become effective. DIGL will be the surviving corporation in the Merger. As a result of the Merger, and pursuant to the terms of the Contribution Agreement, Optel Capital will be the only stockholder of DIGL.
As of June 30, 2009, there were options to purchase 1,950,000 shares of DIGL common stock outstanding under the Digital Lightwave, Inc. 2001 Stock Option Plan. Any unexercised options issued under the 2001 Stock Option Plan will not be assumed by the surviving corporation after the Merger. The weighted average exercise price of the outstanding options under the 2001 Stock Option Plan is $1.59; accordingly, the Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date.
This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, such as positions and strategies of competitors; cash availability/liquidity; the risks inherent with predicting cash flows, revenue and earnings outcomes as well as all other factors identified in the “Risk Factors” sections included in (i) DIGL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2009, (ii) DIGL’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 filed with the SEC on June 30, 2009, (iii) DIGL’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2009 filed with the SEC on August 14, 2009, and (iv) as otherwise described in DIGL’s filings with the SEC from time to time.
SPECIAL FACTORS
PURPOSES, ALTERNATIVES, REASONS, AND EFFECTS OF THE MERGER
Background of the Merger
DIGL provides the global fiber-optic communications industry with products and technology used to develop, install, maintain, monitor and manage fiber optic-based networks. Telecommunications service providers and equipment manufacturers deploy DIGL’s products to provide quality assurance and ensure optimum performance of advanced optical communications networks and network equipment. Beginning in 2002 and continuing to the present, DIGL’s industry has experienced an economic downturn that has resulted in a significant decrease in sales of its products.
Beginning in 2002 and continuing through December 31, 2008, DIGL has experienced combined net losses of approximately $170 million despite implementing a series of cost-cutting measures in an effort to reduce expenses. DIGL’s management has publicly stated in its SEC filings that they expect DIGL to continue to incur operating losses during the remainder of the fiscal year 2009.
Since February 2003, Optel Capital has been DIGL’s principal source of financing. During the period from February 2003 through September 2004, Optel Capital provided DIGL an aggregate of approximately $27 million in loans through a series of secured promissory notes. In September 2004, all of the outstanding principal amount plus approximately $2 million of the then outstanding accrued interest under such notes was restructured and DIGL issued Optel Capital a secured convertible promissory in the principal amount of $27 million (the “2004 Convertible Note”). All of the outstanding principal and interest under the 2004 Convertible Note became convertible into DIGL common stock upon the approval of the stockholders of DIGL. In January 2007, Optel Capital converted the 2004 Convertible Note into 220,222,515 shares of DIGL common stock.
During the period from late 2004 through April 2008, Optel Capital loaned DIGL an additional $27.9 million in loans through a series of secured promissory notes. On April 4, 2008, all of the outstanding principal amount plus approximately $7.7 million of the then outstanding accrued interest under such notes was restructured and DIGL issued Optel Capital a secured convertible promissory in the principal amount of approximately $35.7 million (the “2008 Convertible Note”). All of the outstanding principal and interest under the 2008 Convertible Note will become convertible into DIGL common stock at any time following the approval of the conversion feature by disinterested stockholders of DIGL. As of the date of the filing of this Schedule 13E-3, the disinterested stockholders have not yet approved the conversion feature and the 2008 Convertible Note is not convertible. In addition, on April 4, 2008, Optel made available a $2.5 million revolving credit facility to DIGL. As of September 30, 2009, the outstanding principal balance of the 2008 Convertible Note and the credit facility was approximately $35.7 million and $2.5 million, respectively. In addition, on March 26, 2009, March 30, 2009, June 25, 2009, June 29, 2009, and July 22, 2009, Optel Capital loaned DIGL an additional $200,000, $225,000, $75,000, $213,000, and $350,000, respectively, bringing the aggregate outstanding principal amount currently owed by DIGL to Optel Capital to approximately $39.2 million. All of such indebtedness is secured by substantially all of DIGL’s assets.
DIGL has not identified any funding source other than Optel Capital that is prepared to provide current or future financing to DIGL. DIGL’s public filings state that if it is not able to obtain additional financing from Optel Capital or additional sources (which it currently has not obtained), it expects that it will not have sufficient cash to fund its working capital and capital expenditure requirements for the near term and that it will not have the resources required for the payment of its current liabilities when they become due.
The Filing Persons believe that were Optel Capital to demand payment on DIGL’s outstanding debt or simply cease providing DIGL with additional financing, DIGL would default on payment to Optel Capital and its other creditors and consequently, be driven to file for bankruptcy protection or seek other protection from its creditors. Due to the amount of DIGL’s outstanding debt, in the event DIGL files for bankruptcy protection, the Filing Persons believes that it is unlikely that the Public Stockholders would benefit from any distribution of DIGL assets.

Pursuant to the terms of the Contribution Agreement entered into on October 14, 2009, by and among Optel Acquisition, ZG Partnership, and Optel Capital, ZG Partnership and Optel Capital agreed to contribute an aggregate of 232,722,523 shares of DIGL common stock, or 91.1% of the outstanding shares of DIGL common stock. In addition, pursuant to the terms of the Contribution Agreement, the Filing Persons consented to the Merger pursuant to the procedures outlined in Section 253 of DGCL. The purpose of the Merger is for Optel Acquisition to acquire all of the shares of DIGL common stock held by the Public Stockholders and to provide DIGL’s Public Stockholders with $0.055 in cash, without interest, for each of their Shares.
At $0.055 per Share, each Filing Person believes that the Merger would enable the Public Stockholders of DIGL to realize cash for their Shares, not subject to any financing condition. The Merger Price is equal to the last trade price per Share of DIGL common stock on the OTC Bulletin Board on October 13, 2009, the last date on which DIGL common stock traded prior to the initial date of filing of this Schedule 13E-3. In addition, the Merger Price represents an approximate 10% premium to the 15-day and the 30-day volume weighted average trading price as of the date immediately prior to filing this Schedule 13E-3. Following the Merger and pursuant to the terms of the Contribution Agreement, Optel Capital will hold 100% of the ownership of DIGL common stock. The Filing Persons and Optel Acquisition believe that the extremely limited trading volume in the Shares makes ownership of the Shares unattractive to the Public Stockholders because the Shares are not readily saleable in the public market. The Filing Persons and Optel Acquisition also believe that given DIGL’s very small public float (estimated to be approximately $1.25 million as of October 13, 2009 the last date on which DIGL common stock traded prior to the initial filing date of this Schedule 13E-3), the costs of maintaining DIGL’s status as a public company are not justified.
Alternatives
The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the minority interests of the Public Stockholders, including leaving DIGL as a majority-owned, public company.  In the view of the Filing Persons, the principal advantage of leaving DIGL as a majority-owned, public company would be for the potential investment liquidity of owning securities of a public company and for the possibility of using DIGL’s securities to raise capital or make acquisitions.  However, the Filing Persons do not expect DIGL to do so in the foreseeable future, in particular based on the current challenging capital market and general economic conditions. The Filing Persons also noted that companies of similar size and public float to DIGL do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.  Therefore, the Filing Persons concluded that the advantages of leaving DIGL as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.
The Filing Persons have determined to effect the Merger at this time because they wish to realize as immediately as possible the benefits of taking DIGL private, as discussed above.  The current market price of DIGL’s common stock were not factors in the timing of the Filing Persons’ decision to effect the Merger.
The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 253 of the DGCL is also the quickest and most cost-effective way for the Optel Acquisition to acquire the outstanding common stock that they do not already own, as well as an equitable and fair way to provide liquidity, in the form of cash Merger consideration, to the Public Stockholders for their shares of DIGL common stock.  As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split. The short-form merger allows the Public Stockholders to receive cash for their shares of DIGL common stock quickly and DIGL or the Public Stockholders.
Reasons
In determining whether to acquire the outstanding public minority equity interest in DIGL and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking DIGL private:
•	To decrease costs associated with being a public company. For example, as a privately-held company, DIGL would no longer be required to file quarterly, annual, or other periodic reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the

Sarbanes-Oxley Act of 2002 (“SOX”). The Filing Persons anticipate that going private should result in savings of approximately $600,000 per year.

•	To enable DIGL to avoid filing for bankruptcy or seeking similar protection from its creditors. DIGL’s most recent Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) states the following regarding its liquidity and capital resources:
“Our ability to meet cash requirements and maintain sufficient liquidity over the next 12 months is dependent on our ability to obtain additional financing from funding sources, which may include, but may not be limited to, Optel. If we are not able to obtain additional financing, we expect that we will not have sufficient cash to fund our working capital and capital expenditure requirements for the near term and that we will not have the resources required for the payment of our current liabilities when they become due. Optel currently continues to be our principal source of financing. We have not identified any funding source other than Optel that would be prepared to provide current or future financing to the Company.”
In light of DIGL’s current financial conditions, the Filing Persons believe that if Optel Capital were to demand payment on the outstanding debt or simply cease to provide DIGL with any additional financing, DIGL would likely default on payment to its other creditors and, consequently, be driven to file for bankruptcy protection or seek other protection from its creditors. Due to the amount of DIGL’s outstanding debt, in the event DIGL files for bankruptcy protection, the Filing Persons believes that it is unlikely that the Public Stockholders would benefit from any distribution of DIGL assets. Even if there were funds available for distribution to the Public Stockholders, such distribution would be decreased by the costs of the related bankruptcy proceedings and delayed until the conclusion of such proceedings, which could take several months or longer to complete. The Filing Persons want to avoid DIGL’s filing for or being involuntarily placed into bankruptcy and believe taking DIGL private will decrease the possibility of DIGL filing for bankruptcy. The Filing Persons believe that effecting the Merger would result in a higher price per share for the Public Stockholders in a much shorter time period.
•	To eliminate additional burdens on management associated with public reporting and other tasks resulting from DIGL’s public company status, including, for example, the dedication of time and resources to stockholder inquiries and investor and public relations.

•	To provide greater flexibility that DIGL’s management would have to focus on DIGL’s business and the company’s long-term business goals, without the diversion of the significant time required to comply with the reporting obligations of a public company.

•	To reduce the amount of public information available to competitors about DIGL’s businesses that would result from the termination of DIGL’s obligations under the reporting requirements of the Securities Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC.

•	To provide increased liquidity for investors. Average daily trading volume of DIGL’s shares during the three-month period ended October 13, 2009, the last date on which DIGL common stock traded prior to the initial filing date of this Schedule 13E-3, was only approximately 22,025 Shares. Investors essentially have no public market in which to efficiently sell their Shares. The Merger would result in immediate, enhanced liquidity for the Public Stockholders. In addition, the Filing Persons considered the downward trends in the price of the Shares during the past 12 months. While the reported sale prices and reported bid and asked prices of the Shares at times have been in excess of the Merger Price over the past year, the Filing Persons believe that the market for the Shares is so illiquid that all Public Stockholders would not be able to sell their Shares within a short period of time at or above the currently reported Merger Price. The Merger Price is equal to the last trade price of DIGL common stock as the OTC Bulletin Board on October 13, 2009, the day prior to the date of filing of this Schedule 13E-3. In addition, the Merger Price represents an approximate 10% premium to the 15-day and the 30-day volume weighted average trading price as of the date immediately prior to filing this Schedule 13E-3.

•	The Merger offers all Public Stockholders the opportunity to sell their Shares for one price at the same time, without the payment of any brokerage fee or commission, and thereby directly benefits the Public Stockholders.

This Rule 13e-3 transaction is structured as a short-form merger under Section 253 of the DGCL. This form of merger allows the Public Stockholders to receive cash for their Shares quickly and allows DIGL to become a privately-held company without any action by the board of directors of DIGL or the Public Stockholders.

•	The lack of interest by institutional investors in companies with a limited public float.
The Filing Persons also weighed a variety of risks and other potentially negative factors for the Public Stockholders and the Filing Persons concerning the Merger, including the fact that:
•	Following the Merger, if DIGL’s financial condition improves, the Public Stockholders will not participate in any future earnings of or benefit from any increases in DIGL’s value; only Optel Capital would benefit by an increase in the value of DIGL;

•	For U.S. federal income tax purposes generally, the cash payments made to the Public Stockholders pursuant to the Merger will be taxable to the Public Stockholders;

•	The Public Stockholders have not been represented in discussions about the Merger, either by the board of directors of DIGL (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the Public Stockholders;

•	The Public Stockholders will be required to surrender their shares involuntarily in exchange for a cash price determined by the Filing Persons;

•	The Public Stockholders will not have the right as a result of the Merger to liquidate their shares at a time and for a price of their choosing;

•	Optel Capital and DIGL will be the sole beneficiaries of the cost savings that result from going private;

•	DIGL will no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 or the liability provisions of the Exchange Act; and

•	The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.
The Filing Persons determined that if they had suspended DIGL’s filing and other obligations under the Exchange Act, DIGL would have achieved cost savings of approximately $600,000 in each of the past two fiscal years with respect to the public reporting requirements, including costs related to compensation to employees, independent auditor fees, legal fees, and transfer agent, printing, and other costs related to being a public company. Such estimated cost savings weighed in favor of effecting the Merger.
The principal disadvantage of leaving DIGL as a majority-owned, public company considered by the Filing Persons is the inability to achieve the significant cost-saving benefits discussed above. The Filing Persons believe that DIGL management has implemented as many cost-reduction practices as possible, and that the costs associated with being a public reporting company represent a significant portion of DIGL’s total overhead. The Filing Persons believe these costs will only continue to increase.
In summary, the Filing Persons concluded that the advantages of leaving DIGL as a majority-owned, public subsidiary were significantly outweighed by the disadvantages of doing so, and accordingly that alternative was rejected.

Effects
General
The beneficial ownership of the Filing Persons in DIGL immediately prior to the consummation of the Merger amounts to approximately 91.1% in the aggregate. Upon completion of the Merger, Optel Capital will have complete control over the conduct of DIGL’s business and will have a 100% interest in the net assets, net book value, and net earnings of DIGL.
In addition, upon completion of the Merger, only Optel Capital will be entitled to all benefits resulting from that percentage interest, including all income generated by DIGL’s operations and any future increase in DIGL’s value. Optel Capital will also indirectly realize all of the benefit in the estimated savings of approximately $600,000 per year in costs related to being a public company. Similarly however, a detriment to Optel Capital is that they bear all the risk of losses generated by DIGL’s operations and any decrease in the value of DIGL after the Merger.
Stockholders
The benefit of the Merger to the stockholders of DIGL (other than Optel Acquisition) is the right to immediately receive the Merger Price per share, in cash, for their shares. Upon effectiveness of the Merger, the Public Stockholders will no longer have any interest in, and will not be stockholders of, DIGL and therefore will not participate in DIGL’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of DIGL. In addition, the Public Stockholders will not share in any distribution of proceeds after any sales of businesses of DIGL, whether contemplated at the time of the Merger or thereafter. See Item 6(c) “Purposes of the Transaction and Plans or Proposals,” beginning on Page 23 of this Schedule 13E-3. All of the Public Stockholders’ other incidents of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of DIGL, and to receive appraisal rights upon certain mergers or consolidations of DIGL (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Another detriment is that the receipt of the payment for their shares will be a taxable transaction for federal income tax purposes. Each holder’s gain or loss per share will be equal to the difference between the Merger Price and the holder’s stock basis per share in the DIGL common stock. If a holder holds DIGL common stock as a capital asset, the gain or loss from the Merger will be a capital gain or loss. The gain or loss will be long term if the holder’s holding period is more than one year. See “Certain Federal Income Tax Consequences of the Merger,” beginning on Page 11 of this Schedule 13E-3. Instead, the Public Stockholders will have immediate liquidity, in the form of the Merger Price, in place of an ongoing equity interest in DIGL in the form of the Shares. However, the Public Stockholders will be required to surrender their Shares involuntarily in exchange for the Merger Price and will not have the right to liquidate the Shares at a time and for a price of their choosing. In summary, if the Merger becomes effective, the Public Stockholders will have no ongoing rights as stockholders of DIGL (other than statutory appraisal rights in the case of Public Stockholders who are entitled to and perfect such rights under Section 262 of the DGCL).
The Shares
Once the Merger is effective, trading in DIGL common stock on the OTC Bulletin Board maintained by Nasdaq will cease. There will no longer be price quotations for DIGL common stock and the registration of DIGL common stock under the Exchange Act will be terminated. The Filing Persons intend to deregister the Shares under the Exchange Act. As a result, DIGL will no longer be required to file annual, quarterly, and other periodic reports with the SEC under Section 13(a) of the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, the Filing Persons will no longer be subject to reporting requirements regarding their ownership of Shares under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge certain profits from the purchase and sale of Shares.
The Options
As of June 30, 2009, DIGL had options to purchase 1,950,000 shares outstanding under the Digital Lightwave, Inc., 2001 Stock Option Plan. None of the Filing Persons nor any of their affiliates hold any options to purchase shares of DIGL common stock. In connection with the Merger, any unexercised options issued under the 2001 Stock Option Plan will not be assumed by the surviving corporation after the Merger. The weighted average exercise price of the outstanding options under the 2001 Stock Option Plan is $1.59; accordingly, the Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date.
Plans after the Merger
In connection with the Merger, the Filing Persons expect to review DIGL and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to improve the business and operations of DIGL. The transactions contemplated may include merger, reorganization, liquidation, purchase, sale and transfer of a material amount of assets. The Filing Persons expressly reserve the right to make any changes as to DIGL that it deems necessary or appropriate in light of its review or in light of future developments. The Filing Persons currently do not anticipate any material change in DIGL’s present dividend policy or any changes in DIGL’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of DIGL.
After the Effective Date, DIGL will have only one stockholder, Optel Capital, entitling DIGL to terminate its reporting obligations under Section 12(g) of the Securities Exchange Act of 1934 by filing a Form 15 with the Securities and Exchange Commission. As a result, DIGL’s common stock will no longer be quoted on the OTC Bulletin Board, and there will be no public market for DIGL’s common stock.
Additionally, it is currently expected that since DIGL will no longer be a public company after the effectiveness of the Merger that the board of directors and management of the surviving company will be restructured.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a summary of the material United States federal income tax consequences of the Merger to beneficial owners of shares. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the laws, regulations, rulings, and decisions in effect on the date of this Transaction Statement, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that are U.S. persons, which is defined as a citizen or resident of the United States, a domestic partnership, a domestic corporation, any estate (other than a foreign estate), and any trust so long as a court within the United States is able to exercise primary supervision over the administration of the trust and one or more persons having authority to control all of the substantial decisions of the trust.
U.S. persons have the authority to control all substantial decisions of the trust. Generally, for federal income tax purposes, an estate is classified as a “foreign estate” based on the location of the estate assets, the country of the estate’s domiciliary administration, and the nationality and residency of the domiciliary personal representative.
This discussion does not address all aspects of federal income taxation that may affect holders in light of their particular circumstances or to holders who may be subject to special tax treatment under the Code, including holders of outstanding options or restricted stock, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, foreign persons (defined as all persons other than U.S. persons), insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders who hold common stock as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired common stock pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.
The receipt of cash by a stockholder, pursuant to the Merger or pursuant to the exercise of the stockholder’s statutory appraisal rights, will be a taxable transaction for United States federal income tax purposes. In general, a stockholder will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that the stockholder receives in the Merger and that stockholder’s adjusted tax basis in that stockholder’s shares. Such gain or loss will be capital gain or loss if the stockholder holds the shares as a capital asset, and generally will be long-term capital gain or loss if, at the Effective Date of the Merger, the stockholder has held the shares for more than one year.

The cash payments made to a stockholder pursuant to the Merger will be subject to backup United States federal income tax withholding unless the stockholder provides the Paying Agent with his, her or its tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.
In general, cash received by stockholders who exercise statutory appraisal rights (the “Dissenting Stockholders”) in respect of appraisal rights will result in the recognition of gain or loss to the Dissenting Stockholder. Any such Dissenting Stockholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of appraisal rights pursuant to the Merger.
None of the Filing Persons expects to recognize any gain, loss, or income by reason of the Merger.
EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
Information Reporting and Backup Withholding Tax
Proceeds from the exchange or disposition of Shares pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a U.S. holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a U.S. holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a U.S. holder’s U.S. federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service. Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
FAIRNESS OF THE MERGER
Position of the Filing Persons as to the Fairness of the Merger
Each of the Filing Persons has determined (each acting individually) that the Merger is both substantively and procedurally fair to the Public Stockholders, and that at least fair value is being paid for the Shares. This belief is based on the following factors:
•	The Merger Price. The Merger will enable the public stockholders of DIGL to immediately realize (without the payment of any brokerage fees or commissions) cash for their shares of DIGL common stock. The Merger Price is equal to the last trade price of DIGL common stock on the OTC Bulletin Board on October 13, 2009, the day prior to the date of filing of this Schedule 13E-3. In addition, the Merger Price represents an approximate 10% premium to the 15-day and the 30-day volume weighted average trading price as of the date immediately prior to filing this Schedule 13E-3.

•	Current market prices and current market price trend. The Filing Persons considered the current market prices and the trend of the current market prices for the Shares as relevant to their belief that the Merger is fair. The Filing Persons considered the downward trend of the stock price of the Shares over the past five years, and in particular during the past 24 months. Although there is not adequate liquidity in the market or trading volume of Shares to base all of the Filings Persons’ analyses solely on the stock price, the underlying performance and value of DIGL, in combination with the current stock price contributes to the Filing Persons’ analyses. While the reported sale prices and reported bid and asked prices of the Shares at time have been in excess of the Merger Price over the past year, the Filing Persons believe that these prices corresponded to disproportionate swings in DIGL stock based on the thin market liquidity of the stock. The average daily trading volume of DIGL’s shares during the three-month period ended October 13, 2009, the last date on which DIGL common stock traded prior to the initial filing date of this Schedule 13E-3, was only approximately 22,025 Shares; essentially, investors have had no public market in which to efficiently sell their Shares.

•	Current lack of liquidity for Public Stockholders. As a result of a decrease in the price per share of DIGL’s common stock and market capitalization, DIGL’s common stock was phased down from the Nasdaq National Market to the Nasdaq SmallCap Market in September 2004, and was delisted from the Nasdaq SmallCap Market effective as of June 2005. DIGL’s common stock is currently quoted on the OTC Bulletin Board. The Filing Persons’ collective ownership of approximately 91.1% of the outstanding Shares (1) results in an extremely small public float that limits the amount of trading in the Shares and (2) eliminates the possibility that a proposal to acquire the Shares by an independent entity could succeed without the consent of the Filing Persons. As a result, the trading volume and liquidity of DIGL’s common stock has significantly decreased from prior levels and it may be extremely difficult for the Public Stockholders to sell their DIGL stock. The Filing Persons believe that the immediate liquidity and cash consideration that would result from the Merger would be beneficial to the Public Stockholders of DIGL whose ability to sell their Shares has been adversely affected by the decreased in liquidity for the shares due to the relatively small number of holders of DIGL common stock and limited trading volume. The Merger will provide consideration to the Public Stockholders entirely in cash.

•	Minimize DIGL Bankruptcy. The Filing Persons believe that taking DIGL private will decrease the possibility of DIGL filing for or being involuntarily placed into bankruptcy. DIGL currently does not have sufficient sources of funds outside of DIGL to cover its current obligations and liabilities as they become due. As discussed above, the Filing Persons also believe that effecting the Merger would result in the Public Stockholders receiving greater consideration for their shares than the consideration, if any, they would receive if DIGL were to file for bankruptcy.

•	No Firm Offers. None of the Filing Persons has received a firm offer for their equity interests in DIGL from a third party within the past two years. The Filing Persons have indicated that they do not expect to entertain an offer for their ownership in DIGL.

•	Elimination of future financial performance risks of DIGL. The Merger would shift the risk of the future financial performance of DIGL from the Public Stockholders, who do not have the power to control decisions made regarding DIGL’s business, entirely to the Filing Persons who have the power to control DIGL’s business.

•	Net Tangible Assets Multiple Valuation. The Filing Persons elected not to use this method of valuation because net tangible assets multiples are traditionally not utilized to value companies such as DIGL but rather are often used as a valuation technique with respect to companies in the financial industry.

•	Net Book Value Multiple Valuation. The Filing Persons elected not to use this method of valuation because net book value multiples are traditionally not utilized to value companies such as DIGL but rather are often used as a valuation technique with respect to companies in the financial industry.

•	Selected Precedent Transactions Valuation. The Filing Persons did not evaluate the prices potentially attainable in other change of control transactions, since, to the Filing Persons’ knowledge, during the past two years no one has purchased enough common stock of DIGL to exercise control of DIGL, DIGL has not engaged in a merger or consolidation with another company, or in the sale or other transfer of a substantial part of its assets, and there were no firm offers to purchase DIGL’s business by any unaffiliated person. Furthermore, given the current capital markets environment, the very few transactions that would apply were completed under vastly different financial and macroeconomic circumstances.

•	Earning Multiple Valuations. The Filing Persons elected not to use this method of valuation as DIGL has generated negative net income for the six-month period ended June 30, 2009 and is also expected to do so for the year ended December 31, 2009.

•	No dividend. DIGL has never declared or paid any dividends since its inception, and based on DIGL’s disclosure in its Annual Report on Form 10-K for the year ended December 31, 2008, it has no intention to pay dividends in the foreseeable future.

•	Liquidation value analysis. The Filing Persons did not consider the Merger Price as compared to any implied liquidation value because it was not contemplated that DIGL be liquidated, whether or not the Merger was completed. Moreover, liquidation value analysis does not take into account any value that may be attributed to a company’s ability to attract new business.

•	Appraisal rights. Although the Merger does not require the approval of a majority of the Public Stockholders or a majority of disinterested directors, and there has not been a representative of the Public Stockholders to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the Public Stockholders will be entitled to exercise appraisal rights, at their election and subject to compliance with various statutory procedures, to have a court-ordered determination on the fair value for their Shares under Section 262 of the DGCL (see Item 4(d), “Terms of the Transaction—Appraisal Rights” beginning on page 20 of this Schedule 13E-3). A determination for fair value largely depends on an analysis of what a reasonable purchaser would pay for DIGL common stock.
Each of the Filing Persons has considered all of the foregoing factors (each acting individually) to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.
The Filing Persons have not performed, or engaged a financial advisor to perform, any third-party valuation analysis for the purposes of assessing the fairness of the Merger to the Public Stockholders or establishing the Merger Price. In setting the Merger Price, the Filing Persons followed legal precedent that established that a controlling stockholder causing a short-form merger need not satisfy the “entire fairness” standard applicable to certain types of going-private transactions under DGCL. The board of directors of Optel Acquisition established the Merger Price by evaluating the factors above and determining a price which, in their opinion, was both fair to the Filing Persons and fair to the Public Stockholders.
The Filing Persons considered requesting that independent directors of DIGL form a special committee for the purpose of determining the fairness of the Merger but decided not to pursue this option. In reaching such a conclusion, the Filing Persons considered the statutory right of a holder of 90% of the outstanding stock of a corporation under Section 253 of the DGCL. Section 253 provides that a 90% stockholder has an affirmative right to eliminate minority stockholders’ participation in the controlled corporation without any action by the controlled corporation or its other stockholders, and without the requirement that the parent corporation appoint a special committee to determine the fairness of the Merger. The Filing Persons determined that by disclosing to the Public Stockholders all information that is reasonably necessary in order to enable them to decide, on a fully informed basis, whether to exercise their appraisal rights, that their obligation, if any, to the Public Stockholders is satisfied. In addition, the Filing Persons believed that the cost of hiring counsel and advisors, and the diversion of management resources to assist the special committee, would be a further drain on the already limited resources of DIGL.
In addition to the foregoing factors and analyses that support the Filing Persons’ belief that the Merger is procedurally and substantively fair to the Public Stockholders, the Filing Persons (acting individually and as the sole stockholders Optel Acquisition) have also weighed the following factors:
•	No future participation in the prospects of DIGL. Following the consummation of the Merger, the Public Stockholders will cease to participate in the future earnings or growth, if any, of DIGL, or benefit from an increase, if any, in the value of their holdings in DIGL.

•	Actual or potential conflicts of interest. The interests of the Filing Persons in determining the Merger Price may be adverse to the interests of the Public Stockholders. The Filing Persons are DIGL’s largest creditors. DIGL is indebted to Optel Capital in an aggregate principal amount of approximately $39.2 million. Dr. Zwan is currently the Chairman of the board of directors of DIGL and a beneficial holder of 232,722,523 shares or approximately 91.1% of the outstanding shares of DIGL common stock. Dr. Zwan is the sole member of Optel Capital. Optel Capital may be deemed to be the beneficial owner of 221,203,773 shares of DIGL’s common stock or approximately 91.1% of the outstanding shares of DIGL’s Common Stock. Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 11,518,750 shares of DIGL’s common stock. ZG Inc. is the sole general partner of ZG Partnership and Dr. Zwan is the sole limited partner of ZG Partnership and the sole shareholder, director and president of ZG Inc. Al Zwan may be deemed to be the beneficial owner of 232,722,523 shares of DIGL’s common stock or approximately 91.1% of the outstanding shares of common stock. Al Zwan is the sole manager and the President of Optel Capital, as well as the sole director and President of Optel Acquisition. Al Zwan is also the brother of Dr. Zwan. Following the Merger, Optel Capital will own 100% of DIGL and only Optel Capital shall have opportunity to participate in the future earnings and growth, if any, of DIGL. The Filing Persons have considered the advantages and disadvantages of certain alternatives to acquiring the minority stockholder interest in DIGL, including leaving DIGL as a majority-owned public company. However, each of the Filing Persons has determined that the Merger is both substantively and procedurally fair to the Public Stockholders and that at least fair value is being paid for the Shares.

•	No opportunity for DIGL’s board of directors or the Public Stockholders to vote on the Merger. Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by DIGL’s board of directors or DIGL’s stockholders other than the Filing Persons. Neither DIGL’s board of directors nor the Public Stockholders will have the opportunity to vote on the Merger.

•	No special committee representing the Public Stockholders’ interests. DIGL’s board of directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the Public Stockholders and retaining independent advisers to assist with the evaluation of strategic alternatives, including the Merger.

•	No fairness opinion. The Filing Persons did not engage any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares.
After weighing these additional factors and giving them due consideration, the Filing Persons (each acting individually) have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the Public Stockholders.
Specifically with respect to procedural fairness, the Filing Persons did not consider it necessary to explicitly require adoption of the Merger by at least a majority of the Public Stockholders (other than the Filing Persons) nor did they consider it necessary to retain an unaffiliated representative to act solely on behalf of the Public Stockholders for purposes of negotiating the terms of the Merger, because both procedural safeguards would delay and increase the costs of the Merger to the detriment of DIGL and the Public Stockholders. Further, the Filing Persons believe the Merger is procedurally fair because the Public Stockholders will be entitled to exercise appraisal rights under Section 262 of the DGCL.
In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the Public Stockholders, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.
The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to the Public Stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.
REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS
The Filing Persons have not engaged any third parties to perform any financial analysis of, or prepare any reports, opinions, or appraisals concerning the Merger or value of the Shares and, accordingly, the Filing Persons have not received any report, opinion, or appraisal from an outside party relating to the fairness of the Merger Price being offered to the Public Stockholders or the fairness of the Merger to the Filing Persons or to the Public Stockholders.

TRANSACTION STATEMENT
Item 1. Summary Term Sheet
See the Section above captioned “Summary Term Sheet” beginning on Page 1 of this Schedule 13E-3.
Item 2. Subject Company Information
Name and Address
The name of the Company is Digital Lightwave, Inc., a Delaware corporation (“DIGL”). The principal executive offices of DIGL are located at 5775 Rio Vista Drive, Clearwater, Florida, 33760.
DIGL is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room located at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies may be obtained from the SEC’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.
Securities
The exact title of the class of equity securities subject to the Merger is common stock, par value $0.0001 per share, of DIGL. As reported in DIGL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, there are 255,489,847 Shares outstanding. As of June 30, 2009, DIGL had options to purchase 1,950,000 shares outstanding under the Digital Lightwave, Inc., 2001 Stock Option Plan. Any unexercised options issued under the 2001 Stock Option Plan will not be assumed by the surviving corporation after the Merger. The weighted average exercise price of the outstanding options under the 2001 Stock Option Plan is $1.59; accordingly, the Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date.
Trading Market and Price. DIGL’s common stock is listed for quotation on the OTC Bulletin Board under the trading symbol “DIGL.OB.” Prior to April 2007, it was listed for quotation on the Pink Sheets under the same symbol. On October 13, 2009, the last date on which DIGL common stock traded prior to the initial date of filing of this Schedule 13E-3, the last trading price per Share was $0.055. The following table sets forth the bid prices quoted for DIGL’s common stock on the OTC Bulletin Board during the last two years.

Fiscal Year Ended December 31,
	2008	2007
First Quarter
High	$0.12	$0.35
Low	$0.09	$0.13

Second Quarter
High	$0.12	$0.23
Low	$0.08	$0.16

Third Quarter
High	$0.10	$0.18
Low	$0.04	$0.09

Fourth Quarter
High	$0.07	$0.15
Low	$0.01	$0.07

More detailed discussions of the Company’s financial results for the Company’s fiscal year ended December 31, 2008 and all prior fiscal years, and a summary of the market prices for the Shares are contained in DIGL’s Annual Reports on Form 10-K and may be obtained free of charge from the SEC’s website at http://www.sec.gov.
STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.
Dividends
To the knowledge of the Filing Persons, DIGL has never declared or paid any dividends in respect of the Shares.
Prior Public Offerings
Neither any of the Filing Persons nor, to the knowledge of the Filing Persons, DIGL, has made an underwritten public offering of the Shares for cash during the past three years that was registered under the Securities Act of 1933, as amended (the “Securities Act”), or exempt from registration thereunder pursuant to Regulation A.
Prior Stock Purchases
None of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any Shares during the past two years, except as described under Item 5 below.
Item 3. Identity and Background of Filing Persons
Optel Acquisition Corp.
Name and Address
Optel Acquisition was recently formed by the Filing Persons for the purpose of effecting the Merger. Optel Acquisition’s principal business address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
Business and Background of Entity
Optel Acquisition was formed for the sole purpose of merging with and into DIGL pursuant to Section 253 of the DGCL. Pursuant to the Contribution Agreement, Optel Capital and ZG Partnership agreed to contribute to Optel Acquisition the shares of DIGL common stock held by them immediately prior to the consummation of the Merger. Optel Acquisition is organized under the laws of the state of Delaware. Optel Acquisition has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Business and Background of Natural Persons
Not applicable.
Dr. Bryan J. Zwan
Name and Address
Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
Business and Background of Entity
Not applicable.
Business and Background of Natural Persons

Dr. Zwan is a U.S. citizen. Dr. Zwan co-founded DIGL in October 1990 and served as Chairman of the Board from its inception until July 1999. In addition, Dr. Zwan served as DIGL’s Chief Executive Officer from DIGL’s inception until December 1998 and served as its President from inception until March 1996 and from October 1996 until December 1998. Dr. Zwan was re-appointed as Chairman of the Board, Chief Executive Officer and President of DIGL in January 2002. In August 2002, the Board accepted the resignation of Dr. Zwan as President and Chief Executive Officer of DIGL. Dr. Zwan continues to serve as the Chairman of DIGL’s Board. Dr. Zwan holds a Ph.D. degree in Space Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston. Dr. Zwan has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Optel Capital, LLC
Name and Address
Optel Capital, LLC’s principal business address and telephone number is Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
Business and Background of Entity
Optel Capital is organized under the laws of the state of Delaware. Pursuant to the Contribution Agreement, Optel Capital has agreed to contribute the shares of DIGL common stock held by it to Optel Acquisition immediately prior to consummation of the Merger. Optel Capital has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Business and Background of Natural Persons
Not applicable.
Al Zwan
Name and Address
Al Zwan’s principal business address and telephone is Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
Business and Background of Entity
Not applicable.
Business and Background of Natural Persons
Al Zwan is a U.S. citizen. Since 2004, Mr. Zwan has served as President of Optel Capital, and as a principal of other investment entities affiliated with the Filing Persons. Prior to his return to the corporate world in 2004, from 1996 until 2004, Mr. Zwan served full time in Christian ministry. From 1993 through 1995, Mr. Zwan served as Vice-President of Finance for Digital Lightwave, Inc. Mr. Zwan holds a B.S. degree from the University of Houston and a M.A. from Liberty University. Al Zwan has not (1) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ZG Nevada Limited Partnership
(a) Name and Address. ZG Partnership’s principal business address and telephone number is Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
(b) Business and Background of Entity. ZG Partnership has the principal business of investing. Pursuant to the Contribution Agreement, ZG Partnership has agreed to contribute the shares of DIGL common stock held by it to Optel Acquisition immediately prior to the consummation of the Merger. ZG Partnership is organized under the laws of the state of Nevada. ZG Partnership has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
(c) Business and Background of Natural Persons. Not applicable.
ZG Nevada, Inc.
(a) Name and Address. ZG Nevada, Inc.’s principal business address and telephone number is Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California, 94025, Attn: Louis D. Soto, (650) 614-7400.
(b) Business and Background of Entity. ZG Inc. has the principal business of investing. ZG Inc. is organized under the laws of the state of Nevada. ZG Inc. has not (1) been convicted in a criminal proceeding during the past five years or (2) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
(c) Business and Background of Natural Persons. Not applicable.

Item 4. Terms of the Transaction
Material Terms
Pursuant to the Contribution Agreement, Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 Shares to Optel Acquisition immediately prior to the consummation of the Merger. Such shares represent, in the aggregate, approximately 91.1% of DIGL’s Shares outstanding. On the Effective Date, Optel Acquisition will merge with and into DIGL pursuant to Section 253 of the DGCL, with DIGL to be the surviving corporation. To so merge, the board of directors of Optel Acquisition and Optel Capital, as the sole stockholder of Optel Acquisition, will approve the Merger, and Optel Acquisition will file a certificate of ownership and merger with the Secretary of State of Delaware. On the Effective Date:
•	Each Share issued and outstanding immediately prior to the Effective Date (including Shares held in treasury) will be cancelled and extinguished and each Share (other than those held by the Public Stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive the Merger Price;

•	Each share of Optel Acquisition’s capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation of the Merger;

•	Any unexercised options issued under the 2001 Stock Option Plan will not be assumed by the surviving corporation after the Merger. The weighted average exercise price of the outstanding options under the 2001 Stock Option Plan is $1.59; accordingly, the Filing Persons do not anticipate that any of the holders of the options will exercise them before the Effective Date; and

•	As a result of the Merger and pursuant to the terms of the Contribution Agreement, immediately following the Effective Date, Optel Capital will own all outstanding common stock of DIGL.
Under Section 253 the DGCL, because Optel Acquisition will hold at least 91.1% of the outstanding Shares prior to the Merger, Optel Acquisition will have the power to effect the Merger without a vote of DIGL’s board of directors or the Public Stockholders. The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of DIGL’s board of directors or the Public Stockholders. The Merger Price payable to the Public Stockholders is $0.055 per Share in cash, without interest.
Upon completion of the Merger, in order to receive the cash Merger Price of $0.055 per Share, without interest, each stockholder or a duly authorized representative must (1) deliver an executed Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such Shares by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such Shares to the Paying Agent, as set forth in a Notice of Merger and Appraisal Rights and Letter of Transmittal. Such notice will be mailed to stockholders of record within 10 calendar days of the Effective Date. Stockholders are encouraged to read the Notice of Merger and Appraisal Rights and Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal shall constitute a waiver of statutory appraisal rights.
The Merger will be accounted for as a reorganization of entities under the common control of the Filing Persons.
For federal income tax purposes generally, the receipt of the cash consideration by holders of the Shares pursuant to the Merger will be a taxable sale of the holders’ Shares. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations” beginning on Page 11 of this Schedule 13E-3.
Different Terms. Stockholders of DIGL will be treated as described in Item 4(a) “Terms of the Transaction—Material Terms” beginning on Page 9 of this Schedule 13E-3.

Appraisal Rights. Under the DGCL, record holders of Shares who follow the procedures set forth in Section 262 will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the Shares, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (f).
Notice of the Effective Date and the availability of appraisal rights under Section 262 (the “Merger Notice”) will be mailed to record holders of the Shares by DIGL, as the surviving corporation in the Merger, within 10 calendar days after the Effective Date and should be carefully reviewed by the Public Stockholders. Any Public Stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Merger Notice, to demand in writing from DIGL an appraisal of his or her Shares. Such demand will be sufficient if it reasonably informs DIGL of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of his or her Shares. Failure to make such a timely demand would foreclose a stockholder’s right to appraisal.
Only a holder of record of Shares is entitled to assert appraisal rights for the Shares registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder’s name appears on the stock certificates. Holders of Shares who hold their Shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of Shares should be sent or delivered to Mr. Al Zwan, President, at Optel Acquisition’s principal offices c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq.
If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.
A record holder such as a broker holding Shares as nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, the written demand should set forth the number of Shares as to which appraisal is sought and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares held in the name of the record owner.
Within 120 calendar days after the Effective Date, DIGL, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares of all such stockholders. DIGL is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the Shares. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on DIGL.
Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from DIGL a statement setting forth the aggregate number of Shares with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by DIGL or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.
If a petition for an appraisal is timely filed and a copy is served upon DIGL, DIGL will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of such

Shares have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will appraise the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their Shares as determined under Section 262 could be more than, the same as, or less than the amount per Share that they would otherwise receive if they did not seek appraisal of their Shares. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose Shares have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of Shares in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the Shares entitled to appraisal.
The Court may require stockholders who have demanded an appraisal and who hold Shares represented by certificates to submit their certificates to the Court for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.
Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the Shares subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those Shares (except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Date).
If any stockholder who demands appraisal of Shares under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the Shares of such holder will be converted into the right to receive the Merger Price per Share, without interest. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to DIGL a written withdrawal of the demand for appraisal and acceptance of the Merger Price, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of DIGL. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.
For federal income tax purposes, stockholders who receive cash for their Shares upon exercise of their statutory right of dissent will realize taxable gain or loss. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain U.S. Federal Income Tax Considerations.”
The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (f).
STOCKHOLDERS ARE URGED TO READ EXHIBIT (f) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.
Provisions for Unaffiliated Security Holders
None of the Filing Persons intend to grant the Public Stockholders special access to DIGL’s records in connection with the Merger. None of the Filing Persons intend to obtain counsel or appraisal services for the Public Stockholders.
Eligibility for Listing or Trading

Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Transactions.
Credit and Financing Arrangements
On April 4, 2008, DIGL and Optel Capital entered into a restructuring agreement pursuant to which (a) DIGL’s existing indebtedness was restructured and (b) Optel Capital agreed to make a $2.5 million revolving credit facility available to DIGL. The restructured indebtedness was evidenced by a new secured convertible promissory note in the principal amount of approximately $35.7 million. The revolving credit facility was evidenced by an additional secured convertible promissory note in the principal amount of $2.5 million. The notes are also secured by substantially all DIGL’s assets. The credit agreement was approved by DIGL’s board of directors upon the unanimous recommendation of a special committee of the DIGL board comprised solely of independent directors. From April 4, 2008 through September 30, 2009, interest expense related to the restructured note was approximately $1.7 million. Each of the notes requires quarterly payments of interest, and each matures on March 31, 2010. DIGL made interest payments to Optel Capital of approximately $674,000 and $1 million in 2008 and 2009, respectively.
As of September 30, 2009, the balance of the restructured note and the new commitment note was $35.7 million and $2.5 million, respectively. In addition, on March 26 2009, March 30, 2009, June 25, 2009, June 29, 2009, and July 22, 2009, Optel Capital loaned DIGL an additional $200,000, $225,000, $75,000, $213,000, and $350,000, respectively. In the aggregate, as of the date prior to filing this Schedule 13E-3, DIGL has accumulated more than $39.2 million in indebtedness to Optel Capital. The indebtedness of DIGL is secured by substantially all DIGL’s assets. Principal and any accrued but unpaid interest under the secured promissory notes are due and payable upon demand by Optel Capital.
Significant Corporate Events
Other than as described in this Schedule 13E-3, there have been no significant corporate events that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) DIGL or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of DIGL’s securities, election of DIGL’s directors or sale or other transfer of a material amount of assets of DIGL.
Negotiations or Contacts
Other than as described in this Schedule 13E-3, there have been no negotiations or material contacts that occurred during the past two years between (1) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (2) DIGL or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of DIGL’s securities, election of DIGL’s directors or sale or other transfer of a material amount of assets of DIGL.
Agreements Involving the Subject Company’s Securities
The following are all the agreements, arrangements, or understandings during the past 60 days, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of the Company.
Contribution Agreement
A Contribution Agreement dated October 14, 2009 (the “Contribution Agreement”), was entered into by and among Optel Capital, Optel Acquisition, and ZG Partnership. Pursuant to the terms and conditions of the Contribution Agreement, Optel Capital and ZG Partnership agreed to contribute to Optel Acquisition an aggregate of 232,722,523 Shares immediately prior to the consummation of the Merger. A copy of the Contribution Agreement is attached as Exhibit (d) to this Schedule 13E-3. For a summary of events leading up to the Filing Persons decision to conduct a going private transaction see “Special Factors—Purposes—Background to the Merger” beginning on Page 6 of this Schedule 13E-3.

Item 6. Purposes of the Transaction and Plans or Proposals
Use of Securities Acquired.
The Shares acquired in the Merger from the Public Stockholders will be cancelled.
Plans.
It is currently expected that, following the consummation of the Merger, the business and operations of DIGL will, except as set forth in this Schedule 13E-3, be conducted by DIGL substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of DIGL with a view to maximizing DIGL’s potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause DIGL to terminate the registration of the Shares under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of DIGL’s duty to file reports pursuant to the Exchange Act. For additional information see “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects” and Item 4 “Terms of the Transaction” beginning on Page 5 and 20, respectively, of this Schedule 13E-3.
The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of DIGL’s businesses. Except as otherwise described in this Schedule 13E-3, DIGL has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plans or proposals for:
•	any extraordinary corporate transaction involving DIGL after the completion of the Merger;

•	any sale or transfer of a material amount of assets currently held by DIGL after the completion of the Merger;

•	any material change in DIGL’s dividend rate or policy, or indebtedness or capitalization; or

•	any other material change in DIGL’s corporate structure or business.
Item 7. Purposes, Alternatives, Reasons, and Effects of the Merger
See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” beginning on Page 6 of this Schedule 13E-3.
Item 8. Fairness of the Transaction
See “Special Factors—Fairness of the Merger” beginning on Page 12 of this Schedule 13E-3.
Item 9. Reports, Opinions, Appraisals, and Negotiations
See “Special Factors—Reports, Opinions, Appraisals, and Negotiations” beginning on Page 24 of this Schedule 13E-3.
Item 10. Source and Amount of Funds or Other Consideration
Source of Funds
The total amount of funds required by Optel Acquisition to pay the Merger Price to all Public Stockholders and to pay related fees and expenses, is estimated to be approximately $1.5 million. Optel Acquisition will obtain the necessary funds from the Filing Persons. The Filing Persons will personally finance the funds required to pay Merger fees and expenses. Because the Filing Persons intend to provide the necessary funding for the Merger, Optel Acquisition has not arranged for any alternative financing.
Conditions

There are no conditions to the Merger or the financing of the Merger, however the Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw the transaction at any time prior to the Effective Date, although they do not have a present intention to do so.
Expenses
The Paying Agent will receive reasonable and customary compensation for its services and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. federal securities laws.
None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger. Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.
The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

Fees
Legal fees and expenses	$150,000
Filing	70
Printing	5,000
Paying Agent (including mailing)	30,000
Miscellaneous fees and expenses	33,000
Total	$218,070

Borrowed Funds
See Item 10(a) “Source and Amount of Funds or Other Consideration — Source of Funds” beginning on Page 25 of this Schedule 13E-3.
Item 11. Interest in Securities of the Subject Company
Securities Ownership
Prior to the consummation of the Merger, Optel Acquisition will be deemed to be the beneficial holder of an aggregate of 232,722,523 Shares, representing approximately 91.1% of the outstanding Shares of DIGL. The Filing Persons are the beneficial holders, in the aggregate, of 100% of the equity interest in Optel Acquisition. Details regarding the ownership of Shares by the persons named on Schedule I to this Schedule 13E-3 are set out thereon.
Securities Transactions
Optel Capital and ZG Partnership agreed to contribute a total of 232,722,523 Shares to Optel Acquisition prior to the consummation of the Merger pursuant to the terms of the Contribution Agreement, dated October 14, 2009. The Contribution Agreement is attached as an exhibit to this Schedule 13E-3. Other than the purchases described in Item 5, there were no transactions in the Shares effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, the directors and executive officers of any of the Filing Persons.
Item 12. The Solicitation or Recommendation
Not Applicable.
Item 13. Financial Statements
Financial Information
The audited consolidated financial statements of DIGL for the year ended December 31, 2008 and the year ended December 31, 2007 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of DIGL included in DIGL’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 (the “Form 10-K”). The unaudited consolidated financial statements of DIGL for the six-month period ended June 30, 2008 and June 30, 2009 are also incorporated herein by reference to the Consolidated Financial Statements included in DIGL’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the “Form 10-Q”).
The Form 10-K and Form 10-Q, and other DIGL’s SEC filings, are available for inspection and copying at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The Form 10-K and Form 10-Q are also available to the public from the SEC’s website at http://www.sec.gov.
Pro Forma Information
Not Applicable.
Summary Financial Information
Set forth below is certain selected consolidated financial information with respect to DIGL excerpted or derived by the Filing Persons from the audited consolidated financial statements of DIGL contained in the Form 10-K and the unaudited consolidated financial statements of DIGL contained in the Form 10-Q. More comprehensive financial information is included in documents filed by DIGL with the SEC, and the following financial information is qualified in its entirety by reference to DIGL’s Reports and other documents and all of the financial information (including any related notes) contained therein or incorporated therein by reference.
The selected financial information presented below as of and for the fiscal years ended December 31, 2008 and December 31, 2007 have been derived from DIGL’s audited consolidated financial statements. The selected financial information as of and for the six-month period ended June 30, 2009 and June 30, 2008 are derived from

DIGL’s unaudited consolidated financial statements. The selected financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.
SELECTED CONSOLIDATED FINANCIAL DATA
(In thousands, except share data)

			As of
	As of		June 30,
	December 31,		(unaudited)
	2008	2007	2009	2008
BALANCE SHEET
Current Assets	$5,517	$6,907	$4,653	$5,836
Noncurrent Assets	1,164	204	1,258	204
Current Liabilities	2,896	2,259	40,960	2,352
Noncurrent Liabilities	37,523	35,152	293	36,000
Book value per share	(0.00013)	(0.00012)	(0.00014)	(0.00013)

			Six Months Ended
	Fiscal Year Ended		June 30
	December 31,		(unaudited)
	2008	2007	2009	2008
STATEMENT OF OPERATIONS
Net sales	$10,776	$12,058	$3,669	$4,800
Gross profit	4,560	5,940	1,548	2,008
Operating Income (Loss)	(1,482)	703	(1,195)	(850)
Net Loss	(3,517)	(2,551)	(1,662)	(2,056)
Basic and diluted net loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Item 14. Personal/Assets, Retained, Employed, Compensated or Used
Solicitations or Recommendations
There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.
Employees and Corporate Assets
No officers, class of employees, or corporate assets of DIGL has been or will be employed by or used by the Filing Persons in connection with the Merger. In preparing the Schedule 13E-3, the Filing Persons relied upon publicly-filed estimates and projections prepared by DIGL’s management related to the business of DIGL.
Item 15. Additional Information
None.

Item 16. Exhibits

Exhibit
Number	Description

(a)	Letter from Optel Acquisition Corp. to Stockholders of Digital Lightwave, Inc.

(b)	None

(c)	None

(d)	Contribution Agreement by and among Optel Acquisition Corp., a Delaware corporation, Optel Capital, LLC a Delaware limited liability company, and ZG Nevada Partnership, a Nevada limited partnership dated October 14, 2009

(e)	None

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights

SIGNATURES
     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13E-3 is true, complete and correct.
Dated: October 14, 2009

OPTEL ACQUISITION CORP.

By:	/s/ Al Zwan

Name:	Al Zwan
Title:	President

DR. BRYAN J. ZWAN

By:	/s/ Bryan J. Zwan

Dr. Bryan J. Zwan

AL ZWAN

By:	/s/ Al Zwan

Al Zwan

OPTEL CAPITAL, LLC

By:	/s/ Al Zwan

Name:	Al Zwan
Title:	President

ZG NEVADA LIMITED PARTNERSHIP

By: ZG Nevada, Inc., as General Partner

By:	/s/ Bryan J. Zwan

Name:	Dr. Bryan J. Zwan
Title:	President

ZG NEVADA, INC.

By:	/s/ Bryan J. Zwan

Name:	Dr. Bryan J. Zwan
Title:	President
SIGNATURE PAGE TO SCHEDULE 13E-3

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS
The name, business address, position with entity, present principal occupation or employment, and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.
OPTEL ACQUISITION CORP.

POSITION WITH
	OPTEL	PRINCIPAL OCCUPATION OR
NAME AND	ACQUISITION	EMPLOYMENT AND FIVE-YEAR
ADDRESS	CORP.	EMPLOYMENT HISTORY
Al Zwan c/o Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025	Sole Manager and President, Treasurer, and Secretary	Al Zwan is a United States citizen and serves in each of the capacities set forth in this table. In addition, since 2004, Mr. Zwan has served as President of Optel Capital and as a principal of other investment entities affiliated with the Filing Persons. Prior to his return to the corporate world in 2004, from 1996 until 2004, Mr. Zwan served full time in Christian ministry. From 1993 through 1995, Mr. Zwan served as Vice-President of Finance for Digital Lightwave, Inc. Mr. Zwan holds a B.S. degree from the University of Houston and a M.A. from Liberty University.
Pursuant to the terms of the Contribution Agreement, Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 shares of DIGL common stock, or 91.1% of the outstanding shares of DIGL common stock to Optel Acquisition Corp. immediately prior to the consummation of the merger.

OPTEL CAPITAL, LLC

	POSITION WITH	PRINCIPAL OCCUPATION OR
NAME AND	OPTEL CAPITAL,	EMPLOYMENT AND FIVE-YEAR
ADDRESS	LLC	EMPLOYMENT HISTORY
Al Zwan c/o Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025	Sole Director and President	Al Zwan is a United States citizen and serves in each of the capacities set forth in this table. In addition, since 2004 Mr. Zwan has served as Vice President of ZG Asset Management LLC, another entity affiliated with the Filing Persons. Prior to his return to the corporate world in 2004, from 1996 until 2004, Mr. Zwan served full time in Christian ministry. From 1993 through 1995, Mr. Zwan served as Vice-President of Finance for Digital Lightwave, Inc. Mr. Zwan holds a B.S. degree from the University of Houston and a M.A. from Liberty University.
Immediately prior to the contribution of shares of DIGL common stock to Optel Acquisition Corp. pursuant to the terms of the Contribution Agreement, Optel Capital may be deemed to be the beneficial owner of approximately 221,203,773 shares of DIGL common stock, or 86.6% of the outstanding shares of DIGL common stock.

ZG NEVADA LIMITED PARTNERSHIP

	POSITION WITH	PRINCIPAL OCCUPATION OR
NAME AND	ZG NEVADA	EMPLOYMENT AND FIVE-YEAR
ADDRESS	LIMITED PARTNERSHIP	EMPLOYMENT HISTORY
Dr. Bryan J. Zwan c/o Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025	President of ZG Inc., the General Partner of ZG Nevada Limited Partnership	Dr. Zwan is a U.S. citizen. Dr. Zwan co-founded DIGL in October 1990 and served as Chairman of the Board from its inception until July 1999. In addition, Dr. Zwan served as DIGL’s Chief Executive Officer from DIGL’s inception until December 1998 and served as its President from inception until March 1996 and from October 1996 until December 1998. Dr. Zwan was re-appointed as Chairman of the Board, Chief Executive Officer and President of DIGL in January 2002. In August 2002, the Board accepted the resignation of Dr. Zwan as President and Chief Executive Officer of DIGL. Dr. Zwan continues to serve as the Chairman of the Board. Dr. Zwan holds a Ph.D. degree in Space Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston.
Immediately prior to the contribution of shares of DIGL Common Stock to Optel Acquisition Corp. pursuant to the terms of the Contribution Agreement, ZG Partnership may be deemed to be the beneficial owner of approximately 11,518,750 shares of DIGL Common Stock, or 4.5% of the outstanding shares of DIGL Common Stock.

ZG NEVADA, INC.

PRINCIPAL OCCUPATION OR
NAME AND	POSITION WITH	EMPLOYMENT AND FIVE-YEAR
ADDRESS	ZG INC.	EMPLOYMENT HISTORY
Dr. Bryan J. Zwan c/o Orrick, Herrington & Sutcliffe LLP 1000 Marsh Road Menlo Park, California 94025	Sole Director and President	Dr. Zwan is a U.S. citizen. Dr. Zwan co-founded DIGL in October 1990 and served as Chairman of the Board from its inception until July 1999. In addition, Dr. Zwan served as DIGL’s Chief Executive Officer from DIGL’s inception until December 1998 and served as its President from inception until March 1996 and from October 1996 until December 1998. Dr. Zwan was re-appointed as Chairman of the Board, Chief Executive Officer and President of DIGL in January 2002. In August 2002, the Board accepted the resignation of Dr. Zwan as President and Chief Executive Officer of DIGL. Dr. Zwan continues to serve as the Chairman of the Board. Dr. Zwan holds a Ph.D. degree in Space Physics from Rice University and B.S. degrees in Physics and Chemistry from the University of Houston.
Immediately prior to the contribution of shares of DIGL Common Stock to Optel Acquisition Corp. pursuant to the terms of the Contribution Agreement, ZG Inc. may be deemed to be the beneficial owner of approximately 11,518,750 shares of DIGL Common Stock, or 4.5% of the outstanding shares of DIGL Common Stock.